UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Sesen Bio, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

817763105

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,879,344
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,879,344
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,879,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,300,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,300,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,300,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,399,839
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,399,839
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,399,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

The K. Peter Heiland 2008 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 817763105

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,424,839
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,424,839
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,424,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 817763105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Support Agreement, as defined and described in Item 4 below, on February 15, 2023, the Reporting Persons terminated the Group Agreement (as defined in the initial Schedule 13D). Accordingly, the Reporting Persons are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,879,344 Shares directly owned by the Radoff Foundation is approximately $1,014,823, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,420,756 Shares directly owned by Mr. Radoff is approximately $3,976,322, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,399,839 Shares owned directly by JEC II is approximately $3,792,042, including brokerage commissions.

The Shares purchased by the Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,000,000 Shares owned directly by the Trust is approximately $676,460, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,025,000 Shares directly owned by Mr. Torok is approximately $615,522, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is h`ereby amended to add the following:

In connection with the Second Merger Amendment (as defined and described below), on February 13, 2023, the Reporting Persons entered into a voting and support agreement (the “Support Agreement”) with the Issuer and CARISMA Therapeutics Inc. (“Carisma”) pursuant to which the Reporting Persons agreed to vote, at the applicable special meeting to be held in connection with the proposed merger between the Issuer and Carisma (the “Merger”), any and all of their Shares in favor of the Merger and related matters.

7

CUSIP No. 817763105

In connection with the Support Agreement, the Issuer and Carisma announced that on February 13, 2023 they entered into a Second Amendment to the Agreement and Plan of Merger and Reorganization (the “Second Merger Amendment” and such agreement, as amended, the “Merger Agreement”) to, among other things, (i) increase the expected one-time special cash dividend to be paid to the Issuer’s stockholders to $75 million, subject to the terms and conditions set forth therein, (ii) decrease the Issuer’s minimum net cash required at closing from $75 million to $70 million, and (iii) include Mr. Torok as the Issuer’s designee on the combined company’s board of directors as of the effective time of the Merger in place of a current member of the Issuer’s board of directors formerly designated as such. In addition, as part of the Second Merger Amendment, the Issuer and Carisma agreed to revise the form of Contingent Value Rights Agreement to extend the payment obligations to holders of contingent value rights in the event of any sale of the Issuer’s non-cash assets, including Vicineum, to the period between the effective time of the Merger Agreement and March 31, 2027 (previously December 31, 2023).

Pursuant to the terms of the Support Agreement, the Reporting Persons agreed to certain customary standstill provisions lasting from February 13, 2023 until the later of (A) the earlier of (i) 15 days prior to the deadline under the Issuer’s Amended and Restated By-laws for director nominations and stockholder proposals for the Issuer’s 2024 annual meeting of stockholders, (ii) 100 days prior to the first anniversary of the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”), and (iii) such date that is 10 business days after the Issuer’s or Carisma’s receipt of notice from any of the Reporting Persons specifying a material breach of the Support Agreement by the Issuer or Carisma that is not cured within such period, and (B) the date when Mr. Torok is no longer on the board of directors of the combined company (the “Standstill Period”). Pursuant to the Support Agreement, in the event that the Issuer or Carisma has not obtained the requisite stockholder vote under the Merger Agreement by April 1, 2023, the Issuer agreed to (i) provide at least 70 days’ advance notice of the 2023 Annual Meeting to the Reporting Persons, (ii) deem any compliant proposals or director nominations received from the Reporting Persons within 10 days of the receipt by the Reporting Persons of such notice as “timely,” and (iii) not hold the 2023 Annual Meeting less than 70 days after said notice.

Pursuant to the Support Agreement, from the effective time of the Merger until the expiration of the Standstill Period, the Reporting Persons also agreed to vote or cause to be voted all of their respective Shares in accordance with the recommendations of the board of directors of the combined company at all stockholder meetings; provided that (i) to the extent that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co. LLC (“GL”) recommend otherwise with respect to any proposals (other than as related to the election, removal or replacement of directors), each Reporting Person is permitted to vote in accordance with ISS’s or GL’s recommendation and (ii) each Reporting Person is permitted to vote in its sole discretion with respect to any extraordinary transaction requiring a vote of the combined company’s stockholders.

The Support Agreement terminates upon the earliest to occur of (1) the valid termination of the Merger Agreement, (2) any amendment to the Merger Agreement that reduces the amount or changes the form of any consideration payable to the Reporting Persons in the Merger or otherwise materially and adversely affects the Reporting Persons, (3) the expiration of the Standstill Period, (4) solely in the event that either the Issuer or Carisma has not obtained the requisite stockholder vote under the Merger Agreement by such date, April 1, 2023, or (5) the written agreement of all parties thereto.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

8

CUSIP No. 817763105

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 202,759,043 Shares outstanding as of January 17, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on January 19, 2023.

A.	The Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 1,879,344 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,879,344
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,879,344
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 7,420,756 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 1,879,344 Shares owned by the Radoff Foundation.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 9,300,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,300,100
4. Shared power to dispose or direct the disposition: 0
C.	JEC II
(a)	As of the date hereof, JEC II beneficially owns directly 6,399,839 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 6,399,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,399,839
4. Shared power to dispose or direct the disposition: 0

D.	The Trust
(a)	As of the date hereof, the Trust beneficially owns directly 1,000,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000,000
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 817763105

E.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns directly 1,025,000 Shares. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (ii) 6,399,839 Shares owned by JEC II and (iii) 1,000,000 Shares owned by the Trust.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 8,424,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,424,839
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

(e)       As of February 15, 2023, upon the termination of the Group Agreement, the Reporting Persons ceased to collectively be the beneficial owners of more than 5% of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 13, 2023, the Reporting Persons, the Issuer and Carisma entered into the Support Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On February 15, 2023, the Reporting Persons terminated the Group Agreement, effective immediately.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Support Agreement, dated February 13, 2023 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2023).

10

CUSIP No. 817763105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

The K. Peter Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Trustee

/s/ Michael Torok
Michael Torok

11

CUSIP No. 817763105

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	55,000	0.6180	01/26/2023
Purchase of Common Stock	30,000	0.6197	01/30/2023
Purchase of Common Stock	125,000	0.6905	02/01/2023
Purchase of Common Stock	125,000	0.5822	02/06/2023
Purchase of Common Stock	50,000	0.5800	02/07/2023

JEC II ASSOCIATES, LLC

Purchase of Common Stock	20,000	0.5800	02/02/2023